SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alon USA Partners, LP

(Name of Partnership)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02052T 109

(CUSIP Number)

Shai Even

James Ranspot

12700 Park Central Drive, Suite 1600

Dallas, TX 75251

(972) 367-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 02052T 109	Page 2 of 11

(1)	Name of reporting person Alon USA Energy, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 51,000,000 units (See Items 3, 4 and 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 51,000,000 units (See Items 3, 4 and 5)
(11)	Aggregate amount beneficially owned by each reporting person: 51,000,000 units (See Items 3, 4 and 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 81.6%*
(14)	Type of reporting person CO

*	The calculation is based on a total of 62,500,000 common units outstanding as of November 26, 2012, the closing date of the initial public offering of common units of Alon USA Partners, LP.

CUSIP No. 02052T 109	Page 3 of 11

(1)	Name of reporting person Alon Assets, Inc.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 51,000,000 units (See Items 3, 4 and 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 51,000,000 units (See Items 3, 4 and 5)
(11)	Aggregate amount beneficially owned by each reporting person: 51,000,000 units (See Items 3, 4 and 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 81.6%*
(14)	Type of reporting person CO

*	The calculation is based on a total of 62,500,000 common units outstanding as of November 26, 2012, the closing date of the initial public offering of common units of Alon USA Partners, LP.

CUSIP No. 02052T 109	Page 4 of 11

(1)	Name of reporting person Alon USA Capital, Inc.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 51,000,000 units (See Items 3, 4 and 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 51,000,000 units (See Items 3, 4 and 5)
(11)	Aggregate amount beneficially owned by each reporting person: 51,000,000 units (See Items 3, 4 and 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 81.6%*
(14)	Type of reporting person CO

*	The calculation is based on a total of 62,500,000 common units outstanding as of November 26, 2012, the closing date of the initial public offering of common units of Alon USA Partners, LP.

CUSIP No. 02052T 109	Page 5 of 11

(1)	Name of reporting person Alon USA, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 51,000,000 units (See Items 3, 4 and 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 51,000,000 units (See Items 3, 4 and 5)
(11)	Aggregate amount beneficially owned by each reporting person: 51,000,000 units (See Items 3, 4 and 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 81.6%*
(14)	Type of reporting person CO

*	The calculation is based on a total of 62,500,000 common units outstanding as of November 26, 2012, the closing date of the initial public offering of common units of Alon USA Partners, LP.

CUSIP No. 02052T 109	Page 6 of 11

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) of Alon USA Partners, LP (the “Partnership”). The address of the principal executive offices of the Partnership is 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251.

Item 2. Identity and Background

(a)	This Statement is filed by:

(i)	Alon USA Energy, Inc., a Delaware corporation (“Alon Energy”);

(ii)	Alon Assets, Inc., a Delaware corporation (“Alon Assets”);

(iii)	Alon USA Capital, Inc., a Delaware corporation (“Alon Capital”); and

(iv)	Alon USA, Inc., a Delaware corporation (“Alon USA” and, together with Alon Energy, Alon Assets and Alon Capital, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Alon Assets is the record holder of 51,000,000 common units of the Partnership, representing an 81.6% limited partner interest. Alon Energy is a public company and owns 100% of the Class A Voting Stock in Alon Assets through its wholly owned subsidiaries Alon USA and Alon Capital. Alon Energy also owns 100% of the voting interests of Alon USA Partners GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

(b)	The business address of the Reporting Persons is 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251.

(c)	The principal business of:

(i)	Alon Energy is to hold equity interests in its subsidiaries which engage in the refining and marketing of petroleum products;

(ii)	Alon Capital is to hold equity interests in its subsidiaries which engage in the refining and marketing of petroleum products;

(iii)	Alon Assets is to hold equity interests in its subsidiaries which engage in, and to own certain assets used in, the refining and marketing of petroleum products; and

CUSIP No. 02052T 109	Page 7 of 11

(iv)	Alon USA is to hold equity interests in its subsidiaries which engage in the refining and marketing of petroleum products.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Alon Energy, Alon Assets, Alon Capital or Alon USA has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On November 26, 2012, in connection with the closing of the Partnership’s initial public offering (the “IPO”), the following transactions, among others, occurred pursuant to the Contribution Agreement by and among the General Partner, the Partnership, Alon Energy, Alon Assets, Alon Refining, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“Alon Refining”) Alon Operating, LLC, a Delaware limited liability company (“Alon Operating”), Alon USA, LP, a Texas limited partnership, and Alon USA GP, LLC, a Delaware limited liability company (“Alon USA GP”) (the “Contribution Agreement”):

•	Alon USA GP distributed all of the interests in Alon USA GP II, LLC to Alon Assets;

•	Alon Assets contributed 100% of the member interests in each of Alon USA Delaware, LLC, Alon USA GP II, LLC and Alon Refining to the Partnership in exchange for 51,000,000 Common Units;

•

The Partnership and all of its subsidiaries assigned their remaining intercompany receivables to Alon Assets, and Alon Assets assumed liability for all of the remaining intercompany payables of the Partnership and all of its subsidiaries, other than certain repayment obligations related to the IPO.

•	Alon Energy executed and delivered a $250 million promissory note as consideration for Alon Assets’ assumption of the Partnership’s portion of Alon Energy’s new term loan facility.

•	The Partnership assumed the new term loan facility from Alon Assets.

•	The underwriters in the IPO contributed $171.1 million in cash to the Partnership, in exchange for 11,500,000 Common Units.

•	The Partnership repaid approximately $171.1 million of its intercompany liabilities, and Alon Energy paid, on behalf of the Partnership, approximately $2.0 million of offering expenses.

CUSIP No. 02052T 109	Page 8 of 11

In addition, following these transactions, the remaining intercompany debt payable by the Partnership was converted into partners’ equity. References to, and descriptions of, the Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 10.6 to the Partnership’s current report on Form 8-K filed with the Commission on November 26, 2012 which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Partnership in connection with the IPO. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Partnership may grant awards consisting of (1) unit options, (2) unit appreciation rights, (3) restricted units, (4) phantom units , (5) unit awards, (6) substitute awards, (7) other unit-based awards, (8) cash awards, (9) performance awards, and (10) distribution equivalent rights to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations and is ultimately controlled by Alon Energy. Some of the executive officers and directors of Alon Energy, Alon Assets, Alon Capital and Alon USA also serve as executive officers or directors of the General Partner. Specifically, all of the executive officers of the General Partner are also executive officers of Alon Energy, and four of the eight directors of the General Partner are also directors of Alon Energy. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the General Partner’s sole member, Alon Assets has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or cash distribution policy of the issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future

CUSIP No. 02052T 109	Page 9 of 11

developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Partnership.

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of units issued and outstanding as of the closing of the IPO) are as follows:

Alon Energy

(a)	Amount beneficially owned: 51,000,000 units Percentage: 81.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,000,000 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,000,000 units

Alon Assets

(a)	Amount beneficially owned: 51,000,000 units Percentage: 81.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,000,000 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,000,000 units

Alon Capital

(a)	Amount beneficially owned: 51,000,000 units Percentage: 81.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,000,000 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,000,000 units

Alon USA

(a)	Amount beneficially owned: 51,000,000 units Percentage: 81.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,000,000 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,000,000 units

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

CUSIP No. 02052T 109	Page 10 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Partnership Agreement

The First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) is by and among the Partnership and the General Partner, as the sole general partner of the Partnership.

Cash Distributions

The Partnership’s cash distribution policy will be adopted by the General Partner, pursuant to which the Partnership will distribute, at the end of each quarter, its cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of the General Partner deems necessary or appropriate, including reserves for the Partnership’s expenses in the quarters in which planned turnarounds and catalyst replacement occur. The Partnership refers to this amount as “available cash.” The Partnership Agreement requires that distributions of available cash, if any, will be made by the partnership to unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s units, including units owned by the General Partner and its affiliates. Because Alon Assets owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 90% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Notwithstanding the foregoing, if, at any time, the General Partner and its affiliates hold less than 70% of the total common units outstanding, from and after that time, the General Partner’s right to purchase the remaining common units shall be exercisable if the General Partner and its affiliates subsequently hold more than 80% of the total outstanding common units.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any common units proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

CUSIP No. 02052T 109	Page 11 of 11

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 26, 2012 which is incorporated in its entirety in this Item 6.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), Alon Assets has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, Alon Energy, Alon USA GP, Alon Assets and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. and the other underwriters named therein, dated November 19, 2012, relating to the IPO (the “Underwriting Agreement”), Alon Assets, Alon USA GP and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 26, 2012, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Alon USA Partners, LP (attached as Exhibit 3.1 to the Partnership’s current report on Form 8-K (File No. 001-35742) filed with the Commission on November 26, 2012 and incorporated herein by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement by and among Alon Assets, Inc., Alon USA Partners GP, LLC, Alon USA Partners, LP, Alon USA Energy, Inc., Alon USA Refining, LLC, Alon USA Operating, Inc., Alon USA, LP and Alon USA GP, LLC, dated November 26, 2012 (attached as Exhibit 10.6 to the Partnership’s current report on Form 8-K (File No. 001-35742) filed with the Commission on November 26, 2012 and incorporated herein by reference).

Exhibit D	Underwriting Agreement by and among Alon USA Partners, LP, Alon USA Partners GP, LLC, Alon Assets, Inc., Alon USA GP, LLC and Alon USA Energy, Inc. and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, dated November 19, 2012 (attached as Exhibit 1.1 to the Partnership’s current report on Form 8-K (File No. 001-35742) filed with the Commission on November 26, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2012

ALON ENERGY, INC.

By:	/s/ Shai Even
Name:	Shai Even
Title:	Senior Vice President and Chief Financial Officer

ALON ASSETS, INC.

By:	/s/ Shai Even
Name:	Shai Even
Title:	Senior Vice President and Chief Financial Officer

ALON USA CAPITAL, INC.

By:	/s/ Shai Even
Name:	Shai Even
Title:	Senior Vice President and Chief Financial Officer

ALON USA, INC.

By:	/s/ Shai Even
Name:	Shai Even
Title:	Senior Vice President and Chief Financial Officer

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.

Directors of Alon Energy, Inc.

David Wiessman

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director, Executive Chairman of the Board of Directors

Citizenship: Israel

Boaz Biran

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Ron W. Haddock

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: United States

Yizhak Bader

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Jeff D. Morris

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director, Vice Chairman of the Board of Directors

Citizenship: United States

Yeshayahu Pery

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Zalman Segal

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Avraham Shochat

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Shlomo Even

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Oded Rubinstein

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Director

Citizenship: Israel

Officers of Alon Energy, Inc.

Paul Eisman

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: President and Chief Executive Officer

Citizenship: United States

Shai Even

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: United States

Alan Moret

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Senior Vice President of Supply

Citizenship: United States

Claire A. Hart

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Senior Vice President

Citizenship: United States

Michael Oster

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Senior Vice President of Mergers and Acquisitions

Citizenship: United States

James Ranspot

c/o Alon Energy, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251

Principal Occupation: Secretary

Citizenship: United States

Directors of Alon Assets, Inc.

David Wiessman

(see above)

Shlomo Even

(see above)

Yizhak Bader

(see above)

Boaz Biran

(see above)

Jeff D. Morris

(see above)

Yeshayahu Pery

(see above)

Officers of Alon Assets, Inc.

Paul Eisman

(see above)

Shai Even

(see above)

Claire A. Hart

(see above)

James Ranspot

(see above)

Directors of Alon USA Capital, Inc.

David Wiessman

(see above)

Shlomo Even

(see above)

Yizhak Bader

(see above)

Boaz Biran

(see above)

Ron W. Haddock

(see above)

Yeshayahu Pery

(see above)

Officers of Alon USA Capital, Inc.

David Wiessman

(see above)

Shai Even

(see above)

James Ranspot

(see above)

Directors of Alon USA, Inc.

David Wiessman

(see above)

Shlomo Even

(see above)

Yizhak Bader

(see above)

Boaz Biran

(see above)

Jeff D. Morris

(see above)

Yeshayahu Pery

(see above)

Officers of Alon USA, Inc.

Paul Eisman

(see above)

Shai Even

(see above)

Alan Moret

(see above)

Claire A. Hart

(see above)

Michael Oster

(see above)

James Ranspot

(see above)